Exhibit 99.4 Q3 FY19 MANAGEMENT PRESENTATION 05 February 2019

James Hardie Q3 FY19 Results CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. Page 2

James Hardie Q3 FY19 Results CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. Page 3

James Hardie Q3 FY19 Results NOTE TO THE READER As of 30 June 2018, the Company changed its reportable operating segments. Previously, the Company reported on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. As of 30 June 2018, the Company began reporting on five operating segments: (i) North America Fiber Cement, (ii) Asia Pacific Fiber Cement, (iii) Europe Building Products, (iv) Other Businesses, and (v) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European Fiber Cement business, as well as the newly acquired Fermacell business, are now reported as the Europe Building Products segment, and the remaining businesses that were historically reported in the International Fiber Cement segment are now reported in the Asia Pacific Fiber Cement segment. The Company has revised its historical segment information for the third quarter and nine months ended 31 December 2017 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company's financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 15 of our condensed consolidated financial statements for further information on our segments. Page 4

James Hardie Q3 FY19 Results USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation; • Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition; • Adjusted EBIT margin; • North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation; • Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; and • Adjusted selling, general and administrative expenses (“Adjusted SG&A”). These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. Page 5

James Hardie Q3 FY19 Results AGENDA • Strategy Dr Jack Truong, CEO • Group Operating Review Dr Jack Truong, CEO • Financial Review Matt Marsh, EVP and CFO • Questions and Answers Page 6

STRATEGY – DR JACK TRUONG, CEO Contents are confidential and subject to disclosure and insider trading considerations

James Hardie Q3 FY19 Results GLOBAL STRATEGY Organic Growth Above Market With Strong Returns Be #1 in Every Market We Choose to Participate In INNOVATION FULL HARDIE HARDIE EXTERIOR FULL LEAN MANUFACTURING LEAN EXPAND BUSINESS INTERIOR EXPAND CULTURE & EMPLOYEE ENGAGEMENT Empowerment & PDCA Continuous BUILD ON Global Mindset THRIVE ON Accountability Improvement Mindset ORGANIZATIONAL COMPETITION ADVANTAGE Cross Functional Best Practice Sharing Future Forward Planning Teamwork & Replication for Predictable Results OPERATE WITH EMBRACE RESPECT STEP CHANGE ZERO HARM Page 8

James Hardie Q3 FY19 Results LONG TERM VALUE CREATION North America • 35/90 with strong returns (20-25% EBIT margin) Europe • €1 billion business with 20+% EBIT margin APAC • Deliver growth above market with strong returns (20-25% EBIT margin) Page 9

James Hardie Q3 FY19 Results NORTH AMERICA : FY20 – FY22 Strategic Priorities Value Creation 1 Accelerate Exteriors Growth • FY20 PDG of 3-5% • Return to 6% PDG 2 Drive Lean Transformation • EBIT Margin in Top Half of Range • Lean Cost Out of ~US$100 million 3 Re-establish Interiors as a Growth Driver over three year period • New, Innovative Products Page 10

James Hardie Q3 FY19 Results NORTH AMERICA : ACCELERATE EXTERIORS GROWTH • New Approach to Execution • Beat Engineered Wood • Win With Color • Full Wrap • Take Share From Vinyl • Win With Color • Replace Wood • Aspyre Source: James Hardie estimate 1 From 1 To New Base Base Business Erosion New Erosion Business Expansion Expansion Of Of Base Base Share Share Base Volume Volume Base Volume Volume Year 1 Year 2 Year 1 Year 2 1 Diagram is illustrative, does not utilize actual historical data or future projected data, and is not to scale Page 11

James Hardie Q3 FY19 Results NORTH AMERICA : LEAN TRANSFORMATION • FROM: World Leader in Fiber Cement Manufacturing TO: World Class Manufacturer • Replicate APAC know-how Reduction of variability and increased predictability • ~US$100 Million • Continuous improvement • Waste reduction (Roll Throughput Yield) in Cost Out • Increase throughput per hour Savings Over Three Years • Build Organizational Capability to FY20 – FY22 Enable, Transform, and Sustain • Lean manufacturing • Six Sigma • Process engineering Plant Engineering, management Maintenance • Execute North America Roadmap Operators & Supervisors Plan-Do-Check-Adjust Mindset Page 12

James Hardie Q3 FY19 Results NA : RE-ESTABLISH INTERIORS AS A GROWTH DRIVER • New Approach to Execution Innovation Example Waterproof Backer Board launched • Innovation January 2019 • Leverage Global Know-How 1 Passes ANSI 118.10 test for waterproofness Page 13

James Hardie Q3 FY19 Results EUROPE : FY20 – FY22 Strategic Priorities Value Creation 1 1 Consistent top line growth of Fermacell • Revenue CAGR of 8-12% and Aestuver brand products • Annual EBIT Margin Accretion 2 2 Identify market opportunities for JH Global portfolio FC products and begin • Exit EBIT Margin 3 of 14+% sales execution 1 CAGR for revenue for the 3 year period FY20 – FY22 2 Achieve higher EBIT margin each fiscal year from FY20 – FY22 3 FY22 EBIT margin of 14.0% or higher 3 Identify opportunities for new FC applications, execute product development and prepare for market launch 4 Unlock existing manufacturing capacity Page 14

James Hardie Q3 FY19 Results ASIA PACIFIC : FY20 – FY22 Strategic Priorities Value Creation 1 Solidify growth above market in • Growth Above Market of 3-5% APAC 2 Continue to drive Lean across • EBIT Margin in Top Half of Range region Page 15

James Hardie Q3 FY19 Results GLOBAL STRATEGY Organic Growth Above Market With Strong Returns Be #1 in Every Market We Choose to Participate In INNOVATION FULL HARDIE HARDIE EXTERIOR FULL LEAN MANUFACTURING LEAN EXPAND BUSINESS INTERIOR EXPAND CULTURE & EMPLOYEE ENGAGEMENT Empowerment & PDCA Continuous BUILD ON Global Mindset THRIVE ON Accountability Improvement Mindset ORGANIZATIONAL COMPETITION ADVANTAGE Cross Functional Best Practice Sharing Future Forward Planning Teamwork & Replication for Predictable Results OPERATE WITH EMBRACE RESPECT STEP CHANGE ZERO HARM Page 16

• Xxx • Xxx GROUP OPERATING REVIEW – DR JACK TRUONG, CEO

James Hardie Q3 FY19 Results Q3 FY19 GROUP RESULTS OVERVIEW VOLUME 861.1mmsf +30% • North America delivered improved PDG, but below our expectations REVENUE • Australia and Philippines continue to deliver strong US$586.2M +18% growth above market ADJUSTED EBIT 1 • European segment continues to deliver at our US$90.6M -10% expectations • Input costs remain high, and we are focused on 2 ADJUSTED NOPAT improving plant performance US$65.9M -10% • Windows business shut-down is on track OPERATING CASH FLOW 3 US$302.8M +11% • Continued strong operating cash flow performance 1 Excludes Asbestos related expenses and adjustments, acquisition costs incurred prior to the close of Fermacell and product line discontinuation expenses 2 Excludes Asbestos related expenses and adjustments, tax adjustments, acquisition costs incurred prior to the close of Fermacell, product line discontinuation expenses and loss on early debt extinguishment 2 Operating Cash Flow for the nine months ended 31 December 2018. Page 18

James Hardie Q3 FY19 Results

Q3 FY19 NORTH AMERICA SUMMARY

VOLUME

532.1mmsf **+1%**

REVENUE

US$385.5M **+2%**

EBIT

US$86.1M **-15%**

EBIT Margin

22.3% **-4.6pts**

- Housing market demand was soft in the quarter
- Continued improvement in exteriors business but PDG remains below our expectations
- Middle of range EBIT margin despite continued input cost headwinds
- ColorPlus product line expansion on-track as we prepare for nation-wide launch of "Win With Color"







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James Hardie Q3 FY19 Results Q3 FY19 APAC SUMMARY VOLUME • Continue to deliver strong top line results in a 136.1mmsf +11% softening market REVENUE • Continue to enable the way Australia builds A$153.4M +12% • Category and market share gains EBIT • EBIT and EBIT Margin compressed due to input cost A$32.7M +1% headwinds EBIT Margin 21.3% -2.3pts Page 20

James Hardie Q3 FY19 Results Q3 FY19 EUROPE SUMMARY Net Sales • Good top line growth; up 8% in local currency US$86.8M +5% 1 • Integration continues to go well and to exceed expectations EBIT Excluding 2 1 US$8.0M +95% • EBIT Margin Excluding 2 in line with expectations, 9.2% for the quarter and 10.3% for the nine EBIT Margin Excluding 2 months 9.2% 1 The unaudited pro forma information presents the results of operations of the Company as if the Fermacell Acquisition and related financing was completed on 1 April 2017 2 Excludes transaction & integration costs and inventory fair value adjustment Page 21

FINANCIAL REVIEW – MATT MARSH, EVP AND CFO Page 22

James Hardie Q3 FY19 Results RESULTS – 3rd QUARTER FY19 Net sales increased 18%, US$91.1 million • The acquired Fermacell business in Europe contributed net sales of US$78.6 million • Higher average net sales price and volumes in the North America Fiber Cement segment • Higher volumes in the Asia Pacific Fiber Cement segment Gross profit increased 5%, gross margin % down 410bps Adjusted net operating profit decreased 10% 1 Excludes Asbestos related expenses and adjustments, acquisition costs incurred prior to the close of Fermacell, • North America Fiber Cement and Asia Pacific Fiber Cement and product line discontinuation expenses 2 Excludes Asbestos related expenses and adjustments, tax adjustments, acquisition costs incurred prior to the close of Fermacell, product line discontinuation expenses, and loss on early debt extinguishment segments EBIT decreased 15% and 6%, respectively, compared to pcp Page 23

James Hardie Q3 FY19 Results RESULTS – NINE MONTHS FY19 Net sales increased 23%, US$353.2 million • The acquired Fermacell business in Europe contributed net sales of US$242.6 million • Higher average net sales price and volumes in North America Fiber Cement segment • Higher volumes in Asia Pacific Fiber Cement segment Gross profit increased 15%, gross margin % down 230bps Adjusted net operating profit increased 8% • North America Fiber Cement EBIT excluding 3 increased 5% 1 Excludes Asbestos related expenses and adjustments, acquisition costs incurred prior to the close of Fermacell, and product line discontinuation expenses versus pcp 2 Excludes Asbestos related expenses and adjustments, tax adjustments, acquisition costs incurred prior to the close of Fermacell, and product line discontinuation expenses 3 Excludes product line discontinuation expenses Page 24

James Hardie Q3 FY19 Results

NORTH AMERICA FIBER CEMENT SUMMARY

	Q3'19	9 Months FY19
Net Sales	US$385.5M ↑ 2%	US$1,254.9M ↑ 7%
Sales Volume	532.1 mmsf ↑ 1%	1,714.8 mmsf ↑ 4%
Average Price	US$715 per msf ↑ 1%	US$723 per msf ↑ 3%
EBIT	US$86.1M ↓ 15%	US$287.4M ↑ 3%
EBIT Excluding[1]	US$86.1M ↓ 15%	US$292.8M ↑ 5%

Volume

- Slightly positive PDG in exteriors, but below our expectations
- Decline in interiors

Price

- Favorably impacted by annual change in strategic pricing
- Partially offset by tactical pricing

EBIT Excluding[1]

- Q3 FY19 decrease driven by:
  - Higher input costs and unfavorable plant performance
  - Partially offset by a higher average net sales price
- Nine months increase driven by:
  - Higher volume and average net sales price
  - Partially offset by higher input costs, higher freight costs and higher SG&A expenses

[1] *Excludes product line discontinuation expenses of US$5.4 million for the nine months FY19*

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James Hardie Q3 FY19 Results NORTH AMERICA FIBER CEMENT Quarterly EBIT and EBIT Margin 1 120 30 100 25 80 20 60 15 EBIT US$M EBIT EBIT Margin % Margin EBIT 40 10 20 5 0 0 FY14 FY15 FY16 FY17 FY18 FY19 EBIT EBIT/Sales YTD EBIT Margin excluding 1 % remains within our target range, but down 50 bps to 23.3% compared to pcp 1 Excludes product line discontinuation expenses of US$5.4 million in Q2 FY19 Page 26

James Hardie Q3 FY19 Results NORTH AMERICA INPUT COSTS • The price of NBSK pulp up 17% compared to pcp • Electric prices up 6% compared to pcp • Freight market prices up 5% compared to pcp • Cement prices up 3% compared to pcp • Gas prices down 7% compared to pcp The information underlying the table above is sourced as follows: • Pulp – Cost per ton – from RISI • Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration • Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration • Cement – Relative index from the Bureau of Labor Statistics • Freight – Cost per mile – from Dial-a-Truck Solutions • Gas and Electric prices for current quarter are based on prior quarter actuals Page 27

James Hardie Q3 FY19 Results

ASIA PACIFIC FIBER CEMENT SUMMARY

	Q3'19	9 Months FY19
Net Sales	**A$153.4**M ↑ 12%	**A$468.6**M ↑ 13%
Sales Volume	**136.1** mmsf ↑ 11%	**416.2** mmsf ↑ 12%
Average Price	**A$995** per msf ↑ 1%	**A$995** per msf ↑ 1%
US$ EBIT	**US$23.5**M ↓ 6%	**US$79.3**M ↓ 3%
A$ EBIT	**A$32.7**M ↑ 1%	**A$107.8**M ↑ 1%

Volume

- Strong performance in Australia, New Zealand and Philippines
- Gains in category share and further market penetration

Foreign Exchange

- Segment results in US dollars impacted by unfavorable foreign exchange rate movements

EBIT

- Higher net sales and strong volume performance
- Higher input costs and unfavorable FX

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James Hardie Q3 FY19 Results ASIA PACIFIC FIBER CEMENT (LOCAL CURRENCY) Australia • Market penetration and strong growth • EBIT favorably impacted by higher net sales and favorable plant performance, partially offset by higher pulp and freight costs New Zealand • Favorably impacted by higher sales volume • EBIT for the nine months compressed by higher input costs and unfavorable plant performance Philippines • Volume increase driven by market share gains • EBIT unfavorably impacted by higher pulp costs, and start-up costs for our capacity expansion Page 29

James Hardie Q3 FY19 Results EUROPE BUILDING PRODUCTS SUMMARY 1 Volume • Increase driven by acquisition of Fermacell Price • Decrease due to product mix • Fiber Gypsum has a lower average net sales price compared to Fiber Cement Net Sales • On a pro-forma basis, net sales increased 5% and 8% for quarter and nine months, respectively EBIT • EBIT includes: • US$3.9 million and US$17.7 million of transaction and integration costs for the quarter and nine months, respectively • US$7.3 million inventory fair value adjustment in the nine months FY19 • EBIT Margin excluding 2 of 9.2% and 10.3% for the quarter and nine months, respectively 1 Includes European Fiber Cement business, as well as the newly acquired Fermacell business 2 Excludes transaction & integration costs and inventory fair value adjustment Page 30

James Hardie Q3 FY19 Results OTHER BUSINESSES SEGMENT EBIT Other Businesses (30) • Decision made to exit Windows business (26.5) (25) • Shutdown fiberglass windows assembly facility (20) • Exploring strategic alternatives for fiberglass pultrusion (15) business US$ Millions US$ (10) (7.4) (5.8) (5) (4.7) • Product line discontinuation expenses totaling US$4.8 million (2.1) (1.9) 0 and US$20.6 million for the quarter and nine months, FY17 FY18 FY19 respectively Q3 EBIT 9 Months Page 31

James Hardie Q3 FY19 Results

PRODUCT LINE DISCONTINUATION EXPENSES[1]

US$ Millions	Q1'19	Q2'19	Q3'19	9 Months FY19
North America Fiber Cement segment				
Discontinuation of MCT	-	3.6	-	3.6
Discontinuation of certain ColorPlus color palettes	-	1.8	-	1.8
Other Businesses segment				
Discontinuation of Windows Business	-	15.8	4.8	20.6
Product Line Discontinuation Expenses	**-**	**21.2**	**4.8**	**26.0**

North America Segment

- In Q2'FY19 we made the decision to discontinue our MCT product line and certain ColorPlus color palettes

Other Businesses Segment

- In Q2'FY19 we decided to exit entire Windows business
  - Fiberglass pultrusion business; and
  - Fiberglass windows assembly business
- In Q3'FY19 we shutdown fiberglass windows assembly business; production ceased
- Exploring strategic alternatives for fiberglass pultrusion business

[1] Excluded from Adjusted EBIT and Adjusted net operating profit

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James Hardie Q3 FY19 Results SEGMENT EBIT – 3rd QUARTER FY19 Research and Development R&D (25) (21.9) (20.5) • On strategy to invest ~2-3% of net sales (20) (18.3) (15) Q3 EBIT (10) (7.2) (7.4) (6.2) 9 Months US$ Millions US$ (5) 0 FY17 FY18 FY19 General Corporate Costs 1 General Corporate Costs (50) (42.6) (39.1) (40.1) • Quarter decrease driven by lower stock compensation expenses, (40) partially offset by New Zealand weathertightness claims (30) Q3 EBIT Nine months increase driven by: (20) (15.6) (17.2) • (13.1) 9 Months US$ Millions US$ (10) • New Zealand weathertightness claims of US$4.4 million 0 • Non-recurring gain of US$3.4 million in the prior year from the FY17 FY18 FY19 sale of a storage building near our Fontana facility 1 Excludes Asbestos related expenses and adjustments, and acquisition costs incurred prior to the close of Fermacell • Partially offset by lower stock compensation expenses Page 33

James Hardie Q3 FY19 Results

INCOME TAX

Three Months and Nine Months Ended 31 December				
US$ Millions	**Q3'19**	**Q3'18**	**9 Months FY19**	**9 Months FY18**
Operating profit before taxes	82.6	110.1	291.2	277.5
Asbestos adjustments[1]	(12.4)	(46.8)	(51.8)	(36.2)
Fermacell acquisition costs	-	3.0	-	4.7
Product line discontinuation	4.8	-	26.0	-
Loss on early debt extinguishment	1.0	26.1	1.0	26.1
Adjusted operating profit before income taxes	**76.0**	**92.4**	**266.4**	**272.1**
Adjusted income tax expense[2]	(10.1)	(19.5)	(39.7)	(61.9)
Adjusted effective tax rate	**13.3%**	**21.1%**	**14.9%**	**22.7%**
Income tax expense	(14.7)	(30.2)	(63.2)	(73.8)
Income taxes paid			16.6	33.7
Income taxes payable[3]			41.9	31.0

14.9% estimated adjusted effective tax rate for the year

- Decrease in adjusted income tax expense driven by adjustments related to the ongoing accounting treatment of amortization of intangible assets, and a reduction in the US statutory corporate tax rate
- Income taxes are not currently paid or payable in Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF

[1] *Includes Asbestos adjustments, AICF SG&A expenses and net AICF interest income*
[2] *Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments*
[3] *Includes non-current US income taxes payable of US$25.2 million at Q3 FY19 related to the deemed repatriation promulgated by the US Tax Cuts and Jobs Act and will be paid in annual installments through FY25*

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James Hardie Q3 FY19 Results

CASH FLOWS[1]

US$ Millions	9 Months FY19	9 Months FY18	Change (%)
Net Income	**228.0**	**203.7**	**12**
Adjustment for non-cash items	87.8	62.1	41
Annual AICF contribution	(103.0)	(102.2)	(1)
Operating working capital[2]	59.7	10.0	
Other net operating activities	10.9	68.3	(84)
AICF cash flow, net	(1.3)	(2.5)	48
Cash Flow from Operations	**282.1**	**239.4**	**18**
Purchases of property, plant and equipment[3]	(228.4)	(151.9)	(50)
Proceeds from sale of property, plant and equipment	-	7.9	
Acquisition of business, net of cash acquired	(558.7)	-	
Free Cash Flow[4]	**(505.0)**	**95.4**	
Dividends paid	(128.5)	(131.3)	2
Net repayments to credit facilities	(30.0)	(175.0)	83
Proceeds from 364-day term loan facility	492.4	-	
Repayment on 364-day term loan facility	(458.8)	-	
Proceeds from unsecured notes, net	452.7	386.1	17
Repayment of NSW loan - Asbestos	-	(51.9)	
Other financing activities	-	(19.3)	
Free Cash Flow after Financing Activities	**(177.2)**	**104.0**	

[1] Derived from supplementary statement of cash flow
[2] Excludes AP related to capital expenditures
[3] Includes capitalized interest
[4] Distinct from the term defined by the AFFA for purposes of calculating our annual contribution to AICF

Increase in net operating cash flow

- Increase in net income adjusted for non-cash items
- Favorable movements in working capital

Higher investing activities

- Acquisition of Fermacell in Europe
- Increase in capacity expansion related capital expenditures

Cash provided by financing activities

- Driven by higher proceeds from unsecured notes
- No NSW loan repayment in the current year
- Lower net repayments of our credit facilities

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James Hardie Q3 FY19 Results

CAPITAL EXPENDITURES


CAPEX Spend
US$ Millions
0
10
20
30
40
50
60
70
80
90
Q1 FY18
Q2 FY18
Q3 FY18
Q4 FY18
Q1 FY19
Q2 FY19
Q3 FY19
Capacity
Maintenance & Other

YTD CAPEX spend of US$224.7 million increased US$75.9 million compared to pcp

- **North America capacity projects**
  - Continued start-up of Tacoma greenfield expansion
  - Continued construction of our Prattville facility
  - Continued expansion within our ColorPlus product line
- **Asia Pacific capacity projects**
  - Continued start-up of additional Philippines capacity
  - Continued Carole Park brownfield expansion project

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James Hardie Q3 FY19 Results FINANCIAL MANAGEMENT FRAMEWORK Strong Financial Management Disciplined Capital Allocation Liquidity and Funding • Strong margins and operating cash flows • Invest in R&D and capacity expansion to • Conservative leveraging of balance sheet support organic growth at a target within 1-2 times Adjusted • Strong governance and transparency EBITDA excluding asbestos. • Maintain ordinary dividends within the • Investment-grade financial management defined payout ratio • US$500 million unsecured revolving credit facility; • Flexibility for: • US$800m senior unsecured notes • Cyclical market volatility at Q3 FY19; • Accretive and strategic inorganic • €400m (US$457.2m) senior opportunities unsecured notes at Q3 FY19; • Further shareholder returns when • At Q3 FY19, total debt had a appropriate weighted average maturity of 6.6 Moody’s S&P Fitch years and weighted average rate Ba1 BB BBB- of 4.4% affirmed Sept’18 affirmed Sept’18 affirmed Sept’18 outlook stable outlook stable outlook stable Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events Page 37

James Hardie Q3 FY19 Results

LIQUIDITY PROFILE AT 31 DECEMBER 2018

Debt Profile
Millions



US$250[1]
US$500
€400/
US$457[2]
US$800
US$70
€400/
US$457[2]
US$800
Available Facilities
Outstanding Debt
US Senior Notes
EUR Senior Notes
Bank Facilities
Accordion

[1] *Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved*

[2] *Based on exchange rate as of 31 December 2018*

[3] *Includes debt issuance costs (US$19.9 million)*

Strong balance sheet

- US$118.5 million cash
- US$1,188.8 million net debt[3]
- US$420.5 million available on revolving credit facility

Corporate debt structure

- **US$400 million** 4.75% senior unsecured notes **maturing 2025**
- **US$400 million** 5.00% senior unsecured notes **maturing 2028**
- **€400 million** (US$457.2)[2] 3.625 % senior unsecured notes, **maturing 2026**
- **US$500 million** unsecured revolving credit facility, **maturing 2022**

Leverage strategy

- ~2.2x net debt to Adjusted EBITDA excluding asbestos; temporarily outside of the 1-2x leverage target range

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James Hardie Q3 FY19 Results FY2019 GUIDANCE • Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2019 is between US$297 million and US$311 million • Management expects full year Adjusted net operating profit to be between US$295 million and US$315 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts between approximately 1.2 and 1.3 million, an average USD/AUD exchange rate that is at or near current levels for the remainder of the year and consistent input costs • Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods Page 39

QUESTIONS Contents are confidential and subject to disclosure and insider trading considerations

APPENDIX Page 41

James Hardie Q3 FY19 Results NORTH AMERICA FIBER CEMENT VOLUME 700 15% 600 10% 500 5% 400 Growth % 0% MMSF 300 -5% 200 -10% 100 0 -15% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Interiors Exteriors Interior Growth (%Δpcp) Exterior Growth (%Δpcp) • Volume increased 1% and 5% for the quarter and nine months, respectively, compared to pcp • Focus is on transforming our commercial strategy and delivering higher PDG Exteriors • Volume decreased 3% and 2% for the quarter and nine months, respectively, compared to pcp Interiors Page 42

James Hardie Q3 FY19 Results NORTH AMERICA FIBER CEMENT Average Net Sales Price 750 723 698 700 666 669 665 650 641 US$ per MSF per US$ 600 FY14 FY15 FY16 FY17 FY18 FY19 • FY19 strategic price increase effective April 2018 • Softer market conditions remain across most • Overall, satisfied with price positioning geographies and customer segments 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau Page 43

James Hardie Q3 FY19 Results TRANSLATION IMPACT ON CONSOLIDATED RESULTS 0.80 0.70 AUD/USD Exchange Rate Exchange AUD/USD 0.60 31 Dec 16 31 Mar 17 30 Jun 17 30 Sep 17 31 Dec 17 31 Mar 18 30 Jun 18 30 Sep 18 31 Dec 18 1 As reported Q3 FY19 and nine months FY19 figures converted using Q3 FY18 and nine months FY18 average exchange rates, respectively 2 Reflects the difference between Q3 FY19 As Reported and Q3 FY19 using Q3 FY18 average exchange rates, as well as the difference between nine months FY19 As Reported and nine months FY19 using nine months FY18 average exchange rates Page 44

James Hardie Q3 FY19 Results ASIA PACIFIC FIBER CEMENT RESULTS AUD vs USD Three Months and Nine Months Ended 31 December Q3'19 9 Months FY19 Results in Results in Impact of Results in Results in Impact of AUD USD FX AUD USD FX Averge net sales price per unit +1% -6% -7% +1% -4% -5% (per msf) Net sales +12% +5% -7% +13% +8% -5% Gross profit -1% -8% -7% +2% -3% -5% EBIT +1% -6% -7% +1% -3% -4% Page 45

James Hardie Q3 FY19 Results EUROPE BUILDING PRODUCTS PRO FORMA 1 Q3'19 9 Months FY19 Net Sales US$86.8 M US$269.6 M 5% 8% Operating profit before US$8.0 M US$27.9 M income taxes 95% 45% EBIT margin excluding 2 9.2% 10.3% Net sales increased 5% and 8% for the quarter and nine months, respectively, on a pro-forma basis compared to pcp 1 The unaudited pro forma information presents the results of operations of the Company as if the Fermacell Acquisition and related financing was completed on 1 April 2017. The unaudited pro forma excludes transaction and integration costs of US$3.9 million and US$17.7 million for the quarter and nine months, respectively, and the US$7.3 million inventory fair value adjustment in nine months FY19 2 Excludes transaction and integration costs and inventory fair value adjustment Page 46

James Hardie Q3 FY19 Results

FINANCIAL SUMMARY

	Three Months and Nine Months Ended 31 December					
US$ Millions	Q3'19	Q3'18	% Change	9 Months FY19	9 Months FY18	% Change
Net Sales						
North America Fiber Cement	$ 385.5	$ 376.8	2	$ 1,254.9	$ 1,168.0	7
Asia Pacific Fiber Cement	110.1	105.3	5	344.5	320.3	8
Europe Building Products	86.8	9.2		269.6	28.9	
Other Businesses	3.8	3.8	-	12.8	11.4	12
Total Net Sales	**$ 586.2**	**$ 495.1**	**18**	**$ 1,881.8**	**$ 1,528.6**	**23**
EBIT						
North America Fiber Cement[1]	$ 86.1	$ 101.3	(15)	$ 292.8	$ 278.5	5
Asia Pacific Fiber Cement	23.5	24.9	(6)	79.3	81.8	(3)
Europe Building Products[2]	4.1	0.5		2.9	0.6	
Other Businesses[1]	(2.6)	(1.9)	(37)	(5.9)	(5.8)	(2)
Research & Development	(7.4)	(7.2)	(3)	(21.9)	(20.5)	(7)
General Corporate[3]	(13.1)	(17.2)	24	(42.6)	(40.1)	(6)
Adjusted EBIT	**$ 90.6**	**$ 100.4**	**(10)**	**$ 304.6**	**$ 294.5**	**3**
Net interest expense[4]	$ (14.4)	$ (8.6)	(67)	$ (38.3)	$ (22.6)	(69)
Other income (expense)	(0.2)	0.6		0.1	0.2	
Adjusted income tax expense	(10.1)	(19.5)	48	(39.7)	(61.9)	36
Adjusted net operating profit	**$ 65.9**	**$ 72.9**	**(10)**	**$ 226.7**	**$ 210.2**	**8**

[1] Excludes product line discontinuation expenses
[2] Includes Europe transaction and integration costs and inventory fair value adjustment
[3] Excludes Asbestos related expenses and adjustments, and acquisition costs incurred prior to the close of Fermacell
[4] Excludes AICF interest income

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James Hardie Q3 FY19 Results

ASBESTOS CLAIMS DATA


Claims Received
154
144
131
435
432
433
Q3'19 Actuals
Q3'19 Actuarial Estimates
Q3'18 Actuals
FY19 Actuals
FY19 Actuarial Estimates
FY18 Actuals


Average Claim Settlement (A$)1
279,000
290,000
254,000
275,000
290,000
261,000
Q3'19 Actuals
Q3'19 Actuarial Estimates
Q3'18 Actuals
FY19 Actuals
FY19 Actuarial Estimates
FY18 Actuals

- Quarter and nine months claims received were 7% and 1% above actuarial estimates, respectively
- Quarter and nine months claims received were 18% higher and flat, respectively, compared to pcp
- Claims reporting during the nine months for mesothelioma:
  - In line with actuarial estimates
  - 3% lower than pcp
- Average claim settlement for the nine months was 5% below actuarial estimates:
  - Average claim settlement sizes for mesothelioma were above actuarial expectations for half of the age groups
  - Generally favorable average claim settlement sizes across all other disease types

[1] *Average claim settlement is derived as the total amount paid divided by the number of non-nil claims*

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James Hardie Q3 FY19 Results DEPRECIATION AND AMORTIZATION US$ Millions Three Months and Nine Months Ended 31 December Q3’19 Q3’18 9 Months FY19 9 Months FY18 Depreciation and amortization North America Fiber Cement$ 20.9 $ 18.8 $ 58.5 $ 54.1 Asia Pacific Fiber Cement 3.4 3.1 9.8 9.4 Europe Building Products 3.8 - 14.2 0.1 Other Businesses 0.5 0.5 1.7 1.6 Research and Development 0.2 0.3 0.8 2.3 General Corporate 1.0 0.7 3.7 1.1 Total depreciation and amortization$ 29.8 $ 23.4 $ 88.7 $ 68.6 Page 49

James Hardie Q3 FY19 Results INCOME TAXES • How ETR is calculated under US GAAP changed in nine months FY19 • Recorded a net deferred tax asset of US$1,160.3 million arising from all previous intragroup transfers, including an internal restructuring which took place in Q4 FY18 to align certain intangible assets with our US business • Effective 1 April 2018, amortization of these intangible assets reduces the deferred tax asset instead of reducing income tax expense • Economic (cash taxes paid) impact of tax expected to remain constant or improve • Future Adjusted ETR may be more volatile because of: • New US GAAP standards • Ongoing impacts of US Tax Reform Page 50

James Hardie Q3 FY19 Results NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs Page 51

James Hardie Q3 FY19 Results NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies. Page 52

James Hardie Q3 FY19 Results NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents Adjusted EBIT US$ Millions Three Months and Nine Months Ended 31 December Q3'19 Q3'18 9 Months FY19 9 Months FY18 EBIT $ 97.5 $ 143.9 $ 328.9 $ 325.0 Asbestos: Asbestos adjustments (12.1) (47.0) (51.4) (36.5) AICF SG&A expenses 0.4 0.5 1.1 1.3 Fermacell acquisition costs - 3.0 - 4.7 Product line discontinuation 4.8 - 26.0 - Adjusted EBIT $ 90.6 $ 100.4 $ 304.6 $ 294.5 Net sales $ 586.2 $ 495.1 $ 1,881.8 $ 1,528.6 Adjusted EBIT margin 15.5% 20.3% 16.2% 19.3% Adjusted net operating profit US$ Millions Three Months and Nine Months Ended 31 December Q3'19 Q3'18 9 Months FY19 9 Months FY18 Net operating profit $ 67.9 $ 79.9 $ 228.0 $ 203.7 Asbestos: Asbestos adjustments (12.1) (47.0) (51.4) (36.5) AICF SG&A expenses 0.4 0.5 1.1 1.3 AICF interest income, net (0.7) (0.3) (1.5) (1.0) Loss on early debt extinguishment 1.0 26.1 1.0 26.1 Fermacell acquisition costs - 3.0 - 4.7 Product line discontinuation 4.8 - 26.0 - Tax adjustments 1 4.6 10.7 23.5 11.9 Adjusted net operating profit $ 65.9 $ 72.9 $ 226.7 $ 210.2 1 Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments Page 53

James Hardie Q3 FY19 Results

NON-US GAAP FINANCIAL MEASURES

North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation expenses

US$ Millions	Three Months and Nine Months Ended 31 December			
		Q3'19		9 Months FY19
EBIT	**$**	**86.1**	**$**	**287.4**
Product line discontinuation expenses		-		5.4
North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation expenses	**$**	**86.1**	**$**	**292.8**
North America Fiber Cement Segment net sales	$	385.5	$	1,254.9
North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation expenses		**22.3%**		**23.3%**

Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition

US$ Millions	Three Months and Nine Months Ended 31 December			
		Q3'19		9 Months FY19
EBIT	**$**	**4.1**	**$**	**2.9**
Inventory fair value adjustment		-		7.3
Transaction costs		-		7.2
Integration costs		3.9		10.5
Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition	**$**	**8.0**	**$**	**27.9**
Europe Building Products Segment net sales	$	86.8	$	269.6
Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition		**9.2%**		**10.3%**

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James Hardie Q3 FY19 Results

NON-US GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three Months and Nine Months Ended 31 December			
	Q3'19	Q3'18	9 Months FY19	9 Months FY18
Adjusted net operating profit (US$ Millions)	**$ 65.9**	**$ 72.9**	**$ 226.7**	**$ 210.2**
Weighted average common shares outstanding - Diluted (millions)	443.1	442.0	442.9	441.7
Adjusted diluted earnings per share (US cents)	**15**	**16**	**51**	**48**

Adjusted effective tax rate

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'19	Q3'18	9 Months FY19	9 Months FY18
Operating profit before income taxes	**$ 82.6**	**$ 110.1**	**$ 291.2**	**$ 277.5**
Asbestos:				
Asbestos adjustments	(12.1)	(47.0)	(51.4)	(36.5)
AICF SG&A expenses	0.4	0.5	1.1	1.3
AICF interest income, net	(0.7)	(0.3)	(1.5)	(1.0)
Fermacell acquisition costs	-	3.0	-	4.7
Product line discontinuation	4.8	-	26.0	-
Loss on early debt extinguishment	1.0	26.1	1.0	26.1
Adjusted operating profit before income taxes	**$ 76.0**	**$ 92.4**	**$ 266.4**	**$ 272.1**
Income tax expense	(14.7)	(30.2)	(63.2)	(73.8)
Tax adjustments[1]	4.6	10.7	23.5	11.9
Adjusted income tax expense	**$ (10.1)**	**$ (19.5)**	**$ (39.7)**	**$ (61.9)**
Effective tax rate	17.8%	27.4%	21.7%	26.6%
Adjusted effective tax rate	**13.3%**	**21.1%**	**14.9%**	**22.7%**

[1] *Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments*

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James Hardie Q3 FY19 Results

NON-US GAAP FINANCIAL MEASURES

Adjusted EBITDA excluding Asbestos

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'19	Q3'18	9 Months FY19	9 Months FY18
EBIT	**$ 97.5**	**$ 143.9**	**$ 328.9**	**$ 325.0**
Depreciation and amortization	29.8	23.4	88.7	68.6
Adjusted EBITDA	**$ 127.3**	**$ 167.3**	**$ 417.6**	**$ 393.6**
Asbestos:				
Asbestos adjustments	(12.1)	(47.0)	(51.4)	(36.5)
AICF SG&A expenses	0.4	0.5	1.1	1.3
Adjusted EBITDA excluding Asbestos	**$ 115.6**	**$ 120.8**	**$ 367.3**	**$ 358.4**

Adjusted selling, general and administrative expenses ("Adjusted SG&A")

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'19	Q3'18	9 Months FY19	9 Months FY18
SG&A expenses	**$ 97.5**	**$ 77.7**	**$ 301.3**	**$ 226.2**
Excluding:				
AICF SG&A expenses	(0.4)	(0.5)	(1.1)	(1.3)
Fermacell acquisition costs	-	(3.0)	-	(4.7)
Product line discontinuation	(1.4)	-	(1.4)	-
Adjusted SG&A expenses	**$ 95.7**	**$ 74.2**	**$ 298.8**	**$ 220.2**
Net sales	586.2	495.1	1,881.8	1,528.6
SG&A expenses as a percentage of net sales	16.6%	15.7%	16.0%	14.8%
Adjusted SG&A expenses as a percentage of net sales	**16.3%**	**15.0%**	**15.9%**	**14.4%**

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Q3 FY19 MANAGEMENT PRESENTATION 05 February 2019